

October 21, 2013

Via E-mail
Mr. Kelly Hoffman
Chief Executive Officer
Ring Energy, Inc.
6555 S. Lewis Ave, Suite 200
Tulsa, OK 74136

> **Re:** **Ring Energy, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 1, 2013**
> **File No. 333-191483**

Dear Mr. Hoffman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. For example, please file the Joint Development Agreement dated effective October 16, 2013 and the August 2013 extension to your revolving credit facility described at page 68. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

Selling Stockholders, page 24

2. You disclose on your prospectus cover page that the selling stockholders may offer and sell from time to time up to 3,528,580 shares. Please revise your tabular disclosure to clearly reflect the shares beneficially owned prior to and following the offering, and to

include all the information required by Item 507. Please ensure that the disclosure reflects the natural persons who have sole or shared voting or investment power over any shareholder entity. See Item 507 of Regulation S-K, and for guidance, refer to Questions 140.01, 140.02, and 240.04 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K. In addition, please tell us whether this entity is a broker-dealer or an affiliate of a broker-dealer.

Description of Capital Stock, page 33

3.   You disclose that a "vote by the holders of a majority of [y]our outstanding shares of Common Stock entitled to vote is required to effectuate an amendment to [y]our bylaws." However, your articles of incorporation reflect that the "authority to adopt, amend or repeal bylaws is reserved exclusively to the Board of Directors." Please advise or revise.

4.   We note you urge investors to "read applicable Delaware law" as it defines their rights as holders of your common stock. However, you disclose elsewhere that you are a Nevada corporation. Please advise or revise.

About the Company, page 37

Internal Controls Over Reserve Estimates, page 52

5.   You disclose that your reserve estimates are reviewed and approved by your Operations Vice President and Chief Executive Officer. You also disclose at page 41 that your proved reserves and related valuations are based on reserve data compiled by Mr. Arguijo. Please clarify the technical person primarily responsible for overseeing your reserve audit and disclose his or her qualifications. See Item 1202(a)(7) of Regulation S-K.

Undertakings, page II-3

6.   Please provide the undertakings required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.

Signatures

7.   We note that the registration statement has not been signed by your chief executive officer or chief financial officer in those capacities pursuant to Instruction 1 to "Signatures" in Form S-1. Please amend your Form S-1 to have your chief executive officer and chief financial officer sign in those respective capacities. In addition, please ensure that your signature page is dated concurrent with the date you file your amendment.

8.   Please revise your signature certification language with respect to the signatures of your Directors to reflect the language set forth in Form S-1.

Exhibits

9.   Exhibits 2.1 and 10.1 were filed in an un-searchable format. Please amend your filing to resubmit these exhibits in a text searchable format. See Section 5.1 of the EDGAR Filer Manual, Volume II: "Edgar Filing," Version 21 (October 2012) and Item 301 of Regulation S-T.

10.   Please submit the interactive data files required by Item 601(b)(101) of Regulation S-K. It does not appear that these interactive data files have been submitted with this registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Mark L. Jones